Exhibit 99.1

Tencent Music Entertainment Group Filed 2019 Annual Report on Form 20-F

SHENZHEN, China, Mar. 25, 2020 /PRNewswire/ --Tencent Music Entertainment Group ("Tencent Music," "TME," or the "Company") (NYSE: TME), the leading online music entertainment platform in China, today announced that it has filed its annual report on Form 20-F that includes its audited financial statements for the fiscal year ended December 31, 2019 with the Securities and Exchange Commission (the “SEC”) on March 25, 2020, U. S. Eastern Time.

The annual report can be accessed on Tencent Music's investor relations website at ir.tencentmusic.com and on the SEC’s website at www.sec.gov. The Company will also provide a hard copy of the annual report containing its audited consolidated financial statements, free of charge, to its shareholders and American Depositary Share holders upon request.

About Tencent Music Entertainment

Tencent Music Entertainment Group (NYSE: TME) is the leading online music entertainment platform in China, operating the country's highly popular and innovative music apps: QQ Music, Kugou Music, Kuwo Music and WeSing. Tencent Music's mission is to use technology to elevate the role of music in people's lives by enabling them to create, enjoy, share and interact with music. Tencent Music's platform comprises online music, online karaoke and music-centric live streaming services, enabling music fans to discover, listen, sing, watch, perform and socialize around music. For more information, please visit ir.tencentmusic.com.

Investor Relations Contact

Tencent Music Entertainment Group

ir@tencentmusic.com

+86 (755) 8601-3388 ext. 871720

SOURCE Tencent Music Entertainment Group